EXHIBIT 8.1

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PricewaterhouseCoopers LLP One North Wacker Chicago, IL 60606 Telephone (312) 298 2000 Facsimilie (312) 298 2001

Mr. Marvin Deur

Fremont Mutual Insurance Company

933 East Main Street

Fremont, MI 49412-9751

June 14,2004

Dear Mr. Marvin Deur:

You have requested the opinion (the “Opinion”) of PricewaterhouseCoopers LLP (the “Firm” or “we”) as to certain U.S. federal income tax consequences (described in section II below) relating to the proposed conversion of Fremont Mutual Insurance Company from a mutual insurance company into a stock insurance company (hereinafter collectively referred to as the “Plan of Conversion”).

In rendering our Opinion set forth below, we relied on, (1) the accuracy and completeness of the written representations contained in the Representation Letter, which is attached hereto as Appendix A; (2) the Plan of Conversion, dated August 25,2003; (3) the information included in the registration statement on Form S-l (“Registration Statement”); and (4) such other documents as we have deemed necessary and appropriate. If any of the representations or the terms of the Plan of Conversion are changed before the consummation of the Conversion, such alteration may have a material effect upon our Opinion.

Our opinion is based on the relevant provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations thereunder, and the judicial and administrative interpretations thereof. There are no assurances that the conclusions reached herein will be accepted by the Internal Revenue Service (“IRS”) or judicial authorities, if challenged. Any legislative, regulatory, administrative, or judicial decisions subsequent to the date of this opinion may have an impact on the validity of our conclusions.

Unless you specifically request otherwise, we will not update our Opinion for changes to the law, regulations, or the judicial and administrative interpretations thereof. Additionally, pursuant to your request, we have not analyzed specific state or local income tax consequences associated with the Conversion.

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All capitalized terms (other than proper nouns) and acronyms not defined herein shall have the meaning set forth in Article I of the Plan of Conversion, dated August 25, 2003. All references are to the Internal Revenue Code of 1986, as amended (the “Code” or “IRC”), and the regulations promulgated thereunder (“Regulations”).

I. Opinion

The following constitutes the Opinion of PricewaterhouseCoopers, LLP:

1.	The Conversion should constitute a tax-free reorganization within the meaning of section 368(a)(1)(E). As such, neither Fremont Mutual nor Fremont Insurance should recognize gain or loss as a result of the Conversion.

2.	Holding Company should recognize no gain or loss on its granting of Subscription Rights to Eligible Policyholders or officers or directors and should recognize no gain or loss on the lapse of any Subscription Rights.

3.	For Federal income tax purposes, the Eligible Policyholders should be treated as transferring their Membership Rights to Holding Company in exchange for the Subscription Rights. An Eligible Policyholder should recognize gain or loss to the extent that the fair market value of the Subscription Rights received, if any, differs from the adjusted basis of such Eligible Policyholder in the rights surrendered therefor.

4.	An Eligible Policyholder or officer or director who acquires a share of Holding Company by exercising the Subscription Rights should have a basis in such share equal to the amount of cash paid therefor plus the basis in the Subscription Right, if any. Such person’s holding period in such share should commence on the day the Subscription Right is exercised.

5.	Any person acquiring a share of Holding Company common stock other than through exercise of a Subscription Right should have a basis in such share equal to the cash paid. Such person’s holding period in such share should commence on the day after the acquisition.

6.	Holding Company should recognize no gain or loss on the receipt of cash or other property in exchange for its stock.

7.	Officers and directors who receive Subscription Rights should recognize income in an amount equal to the fair market value of the Subscription Rights received, if any.

8.	Holding Company should recognize no gain or loss on the contribution of cash and the deemed contribution of Membership Rights in Fremont Mutual (treated as received

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from Eligible Policyholders in exchange for Subscription Rights) for the stock of Fremont Insurance.

9.	Holding Company should have a basis in the stock of Fremont Insurance equal to the cash paid therefor and Holding Company’s basis in the Membership Rights transferred in exchange for such stock.

10.	Neither Fremont Mutual nor Fremont Insurance should recognize gain or loss on receipt of cash or other property in exchange for its stock.

11.	The tax attributes of Fremont Mutual, including the basis and holding period of each asset in the hands of Fremont Mutual and the items described in section 381(c) with respect to Fremont Mutual should remain unchanged as tax attributes of Fremont Insurance following the Conversion. If after the consummation of the Conversion, the persons who are members of Fremont Mutual before the Conversion own less than 50 percent of the value of the Holding Company stock, then Fremont Insurance’s ability to use the tax attributes of Fremont Insurance (that existed immediately before the Conversion) should be subject to an annual section 382/383 limitation.

12.	No gain or loss should be recognized by holders of the Surplus Notes or Holding Company on the transfer of such Surplus Notes to Holding Company solely in exchange for Holding Company stock.

13.	No cancellation of indebtedness income should be recognized by Fremont Mutual on the transfer of Surplus Notes by their holders to Holding Company in exchange for Holding Company stock.

We hereby consent to the filing of this Opinion as an exhibit to the aforementioned Registration Statement and to the reference to this Firm under the caption “Federal Income Tax Consequences” in the Registration Statement. The giving of this consent, however, does not constitute an admission that we are “experts” within the meaning of section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of such Act.

Except as set forth above, this Opinion is being furnished only to you in connection with the events described in the Plan of Conversion and solely for your benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted or otherwise referred to for any other purpose without our express written consent.

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II. Caveats and Limitations

1.	Our Opinion is based on the facts, assumptions and representations set forth or referenced in this letter. You have read the facts, representations and assumptions prior to the issuance of this letter. If any fact, representation or assumption is not entirely complete or correct, it is imperative that we be informed immediately in writing as the incompleteness or inaccuracy could cause us to change our Opinion. Although we have not independently verified each fact, assumption, and representation set forth or referenced in this letter, no information that has come to our attention leads us to believe that any of these facts, assumptions, or representations are inaccurate or incomplete.

2.	The conclusions reached in this Opinion represent and are based upon our best judgment regarding the application of Federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures. This Opinion is not binding upon the Internal Revenue Service, or the courts. It is our Opinion that the Internal Revenue Service will not successfully assert a contrary position, although this cannot be guaranteed in the absence of a private letter ruling from the Internal Revenue Service. Furthermore, no assurance can be given that future legislative or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. PricewaterhouseCoopers LLP undertakes no responsibility to advise any party or shareholder of any new developments in the application or interpretation of the Federal income tax laws.

3.	This Opinion does not address any Federal tax consequences of the Conversion set forth above, or transactions related or proximate to the Conversion set forth above, except as specifically set forth herein. This Opinion does not address any state, local, or foreign tax consequences that may result from the Transaction set forth above, or transactions related to the Transaction set forth above.

4.	This Opinion does not address any transaction other than the one described above, or any transactions whatsoever, if all the transactions described herein were not consummated as described herein without waiver or breach of any material provision thereof. In the event anyone of the representations is incorrect, the conclusions reached in this Opinion might be adversely affected.

5.	This analysis does not address any tax return reporting obligations, including but not limited to, any tax return reporting obligation under §§ 368, 6031, 6038, 6038B, 6046A or the tax shelter rules under §60 11, that may result from any of the transactions set forth herein, or transactions related to such transactions.

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6.	We consent to the inclusion of the Opinion in the Registration Statement. The issuance of this consent, however, does not constitute an admission that we are an “Expert” within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by section 7 of such Act. This opinion has been delivered to you and is intended solely for your benefit and, except as set forth above, may not be circulated, quoted or otherwise referred to for any other purpose without our written consent.

Very truly yours,

/S/    PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

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Appendix A

PricewaterhouseCoopers LLP

C/O Mr. Mark W. Boyer

One North Wacker

Chicago, Illinois 60606

RE:	Fremont Mutual Insurance Company Demutualization Transaction -

Representation Letter

Dear Mr. Boyer:

Fremont Mutual Insurance Company (“Fremont Mutual” or “Company”) has requested PricewaterhouseCoopers LLP (“PwC” or the “Firm”) to issue a tax opinion (“Opinion”) regarding certain federal income tax consequences relating to the proposed conversion of Fremont Mutual from a mutual insurance company to into a stock insurance company and certain related transactions pursuant to the Plan of Conversion, dated August 25, 2003 (the “Plan of Conversion”).1

In connection with such opinions, and recognizing that the Firm will rely on this letter in rendering such Opinions, the undersigned, a duly authorized officer of Fremont Mutual and acting as such, with personal knowledge of the facts and circumstances surrounding the Plan of Conversion and related transaction, hereby certify, that the facts relating to the Plan of Conversion and related transactions, as set forth below and in the Plan of Conversion are true, correct and complete in all material respects. Further, the undersigned certify that the representations enumerated below are true, correct and complete in all respects. We understand that PwC will materially rely on the accuracy of these representations and will not independently verify any of these representations or assumptions. We also understand that if any one of these representations is not true, accurate, and complete, PwC’s Opinion rendered with respect to certain federal income tax consequences of the Plan of Conversion could change.

1 All capitalized terms (other than proper nouns) and acronyms not defined herein shall have the meaning set forth in Article I of the Plan of Conversion, dated August 25, 2003.

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Background and Summary of Plan of Conversion

For purposes of rendering the Opinion, the Firm understands the facts to be as follows:

•	Fremont Mutual Insurance Company is a property and casualty insurance company that provides insurance to farms, small businesses and individuals in the State of Michigan.

•	As a mutual insurance company, Fremont Mutual has no authorized stock or stockholders. Instead, the proprietary interests, as they exist under Michigan law, are vested in the policyholders. The policyholders have both a membership interest in Fremont Mutual and contractual rights under the policy that they hold. A membership interest arises from the purchase of an insurance contract and is inextricably tied to the contract from the time of purchase. A membership interest provides a member with the right to dividends if declared by the board of directors, voting rights with respect to both directors and certain other fundamental corporate transactions, and the right to receive any proceeds in liquidation (hereinafter “Membership Rights”).

•	As of December 31, 2003, the Company had approximately $5,264,000 in surplus notes outstanding (hereinafter “Surplus Notes”). The Surplus Notes included $3,629,333 in notes held by related parties consisting of non-employee directors, employees, agents and an investment broker who provided services to the Company. A fair market value rate of interest is charged on the Surplus Notes; however, pursuant to Michigan law regarding mutual insurance companies, the State of Michigan is permitted to control whether such interest charges are paid to the holders of the Surplus Notes.

Pursuant to the Plan of Conversion, the following steps were or will be undertaken:

•	On November 18,2003, Fremont Mutual formed Fremont Michigan InsuraCorp, Inc. (hereinafter “Holding Company”), a Michigan business corporation incorporated under the laws of the State of Michigan for the purpose of becoming the parent holding company of Fremont Insurance Company (“Fremont Insurance”). No shares in Holding Company are to be issued prior to the Conversion except for ten shares that are currently issued to the Holding Company’s chief executive officer for $100 in connection with the incorporation of the Holding Company.

•	Pursuant to the Plan of Conversion, Fremont Mutual will convert from a Michigan domiciled mutual insurance company to a Michigan domiciled stock insurance company and changes its name to Fremont Insurance Company. The Conversion is not effective until the minimum amount of shares of Holding Company Stock is sold pursuant to the Plan of Conversion.

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•	Pursuant to the Plan of Conversion, Holding Company will issue, without charge, nontransferable subscription rights (the “Subscription Rights”) to purchase, at Purchase Price[2], shares of its authorized but unissued no par value common stock in the subscription offering (the “Subscription Offering”) to the following persons (collectively, the “Participants”):

1.	Eligible Policyholders, defined by the Plan as Michigan Residents who hold a policy of insurance issued by Fremont Mutual and in force as of the close of business on August 25, 2003, the date of adoption of the Plan of Conversion by the Board of Directors of Fremont Mutual; and

2.	Directors and officers of Fremont Mutual.

•	Pursuant to the Plan of Conversion, Holding Company will tender prepayment of the aggregate of all sums due and owing on the Surplus Note, including principal and interest. The tender shall be made in the form of common stock of Holding Company.[3] Surplus Notes not converted to common stock of Holding Company in the tender will remain in force as Surplus Notes in accordance with their terms.

•	After the exchange of the Surplus Notes, Holding Company will offer Eligible Policyholders and directors and officers the opportunity to purchase subscription shares pursuant to the exercise of Subscription Rights. Each Eligible Policyholder may purchase a maximum of five percent of the shares offered in the Subscription Offering. In the aggregate, the directors and officers may purchase an amount of shares equal to ten percent of the shares offered in the Subscription Offering. No director or officer, individually, may acquire more than five percent of the shares issued by Holding Company.

•	Concurrent with the Subscription Offering, Holding Company will offer shares of its common stock to the general public who are residents of the State of Michigan in a community offering (“Community Offering”). Priority in the Community Offering will be given to: policyholders of the Company whose policies were issued after the effective date of adoption of the Plan of Conversion; the Company’s employees, insurance agents, agencies and owners of its insurance agencies; public or private foundations based in Michigan; and other Michigan residents.

•	All Shares issued in the Subscription and Community Offering (collectively referred to as the “Offering”) will be sold at the uniform purchase price per share based upon the estimated consolidated pro-forma market value of Holding Company, as the new holding

2	Purchase Price is defined as the unifonn price per share at which the common stock of Holding Company will be offered and sold in the Offering, which price will be detennined in accordance with Section 4.1 of the Plan of Conversion.

3	The number of common stock of Holding Company to be issued shall be detennined by dividing the portion of the Surplus Note balance (including accrued interest) to be converted by the Purchase Price.

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company of Fremont Insurance, as determined by the independent appraisal, report issued by RP Financial, LC. dated March 12, 2004.

•	Pursuant to the Plan of Conversion, upon completion of the Offering, Holding Company will contribute all the proceeds from the Offering, except $250,000 which will be retained for administrative expenses, to Fremont Insurance in exchange for all the stock of Fremont Insurance.

•	As a result of the Plan of Conversion, Fremont Insurance will be a wholly-owed subsidiary of Holding Company.

•	Each insurance policy issued by Fremont Mutual will remain in force as a policy issued by Fremont Insurance except that (i) all policyholder voting rights, if any, will be extinguished, (ii) all policyholder rights to share in the surplus upon liquidation of Fremont Insurance (if any) will be extinguished, and (iii) the right of any policyholder to receive dividends, if and when declared, will be extinguished.

•	Hereinafter, the above consummated transaction shall be referred to, collectively, as the “Conversion”.

Representations

The following representations are made in connection with the Conversion:

1.	The Conversion is carried out for the following valid business purpose, as required by Treas. Reg. Section 1.368-1 (b)4: (i) to increase access to capital markets; (ii) to achieve the Company’s long-term profitability and growth targets; (iii) to enhance long term profitability growth by providing equity ownership to agents and management and stock-based incentives to management through the use of stock-based compensation programs; (iv) to provide a competitive advantage to maintain and grow its business; (v) to better serve its agents and customers and continue to offer the local presence and service that its agents and policyholders have come to expect; and (v) to continue to foster the interests of employees and the long-term support from the Fremont, Michigan community.

2.	None of Holding Company Stock issued to Participants pursuant to the Plan of Conversion will be issued for services rendered to or for the benefit of Holding Company or to or for the benefit of Fremont Mutual or Fremont Insurance, except for the shares issued pursuant to the Stock Compensation Plan.

4 Unless otherwise indicated, all references are to the Internal Revenue Code of 1986, as amended (the “Code” or “IRC”), and the regulations promulgated thereunder (“Regulations”).

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3.	Holding Company will be an inactive corporation at all times since its incorporation until the Effective Date of the Conversion and (a) was formed for the primary purpose of becoming the parent holding company of Fremont Insurance after the Conversion, (b) had no operations, (c) no assets other than its name and $100 of paid in capital, and (d) no liabilities other than any annual fees and statutory taxes as were required to be paid to the State of Michigan to remain in good standings, all of which are paid by Fremont Mutual.

4.	No fractional shares of Holding Company will be issued pursuant to the Plan of Conversion.

5.	None of the Holding Company Stock issued pursuant to the Plan of Conversion will be issued for indebtedness of Holding Company.

6.	There is no indebtedness between the Holding Company and the Participants and there will be no indebtedness created in favor of the Participants as a result of the Conversion and related transactions.

7.	Holding Company will assume no liabilities in the Conversion or in the related transaction and exchanges.

8.	The Surplus Note holders who exchange their Notes for Holding Company Stock are deemed to receive the Holding Company Stock in full satisfaction of all sums due and owing (including principal and interest) on such Surplus Notes. The fair market value of the Holding Company Stock issued in such exchange is equal to the adjusted issue price and interest owing on the Surplus Notes exchanged.

9.	The Surplus Notes are treated as debt for federal income tax purposes.

10.	Eligible Policyholders who transfer, or who are deemed for federal income tax purposes to have transferred, their voting rights in Fremont Mutual and their rights to share liquidation surplus of Fremont Mutual to the Holding Company in exchange for Subscription Rights will not retain any rights in such transferred Membership Rights, and will not receive any cash or property in the exchange other than the Subscription Rights.

11.	The Subscription Rights issued to Eligible Policyholders and other participants in the Subscription Offering are non-transferable, non-negotiable, personal rights to purchase Holding Company Stock in the Subscription Offering at the uniform Purchase Price per share payable by all Subscribers (defined as Participants who purchase Holding Company Stock in the Subscription Offering), based upon an independent valuation of the consolidated pro-forma market value of Fremont Insurance as a subsidiary of Holding Company, as determined as of March 12, 2004 by the Appraiser.

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12.	The Subscription Rights have no fair market value, inasmuch as those rights are nontransferable, personal rights of short duration that are issued to the Participants without charge, and afford the holder only the right to purchase shares of common stock of Holding Company at a price equal to its estimated fair market value.

13.	In the event a Subscriber is also a Eligible Policyholder, (a) each such Subscriber will be afforded the same consideration as a similarly situated Eligible Policyholder who is not a Subscriber, (b) such consideration will be limited to the receipt of Subscription Rights under the Plan of Conversion, and (c) each such Subscriber will pay the same Purchase Price per share for Holding Company Stock as is paid by all other Subscribers in the Offering.

14.	Each Subscriber will receive Holding Company Stock having a fair market value that is approximately equal to the amount of cash paid to Holding Company therefor.

15.	The Conversion and all related transactions and exchanges will occur under the Plan of Conversion, adopted and approved before the Effective Date by Holding Company, Fremont Mutual, the Eligible Policyholders and the Michigan Office of Financial and Insurance Services, in which the rights of all parties will be defined.

16.	The Conversion and all related transactions and exchanges will occur on, or as of, approximately the same date.

17.	Holding Company will remain in existence on and after the Effective Date, and will retain the cash and other property transferred to it in exchange for Holding Company Stock, (a) except for contributions by Holding Company to Fremont Insurance, in exchange for Fremont Insurance capital stock, of (i) Membership Rights that are transferred, or deemed to be transferred, to Holding Company by Eligible Policyholders and (ii) net proceeds from the sale of Holding Company Stock in the Offering, as authorized or required by the Michigan Office of Financial and Insurance Services, and (b) except for transactions in the normal course of business operations.

18.	Each of the parties to the transaction will pay his, her or its own expenses, if any, incurred in connection with the proposed transactions. Fremont Mutual (or Fremont Insurance) and Holding Company will pay their expenses directly or out of the net proceeds from the sale of Holding Company Stock in the Offering.

19.	There is no plan or intention on the part of Holding Company to redeem or otherwise reacquire any of the Holding Company Stock to be issued in the Offering.

20.	Fremont Insurance will issue only voting common stock in connection with the Conversion and such stock will be issued to Holding Company.

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21.	Holding Company will contribute to Fremont Insurance, in exchange for all of its Fremont Insurance capital stock, (a) Membership Rights in Fremont Mutual that are transferred, or deemed to be transferred, to Holding Company by Eligible Policyholders and (b) net proceeds from the sale of Holding Company Stock in the Offering, as authorized or required by the Michigan Office of Financial and Insurance Services.

22.	Following its Conversion, Fremont Insurance will be treated under Michigan law as the same corporation that existed as a mutual insurance company prior to the Conversion. There will be no transfers of assets actual or constructive, by or from Fremont Mutual to Fremont Insurance.

23.	Following its Conversion, Fremont Insurance will continue to conduct the insurance business it conducted prior to the Conversion.

24.	The Conversion of Fremont Mutual to Fremont Insurance is not part of a plan to increase periodically the proportionate interest of any Eligible Policyholder of Fremont Mutual, or any stockholder of Fremont Insurance or Holding Company, in the assets or earnings and profits of Fremont Mutual, Fremont Insurance or Holding Company.

25.	To the best of the knowledge of Fremont Mutual, taking into account any issuance of additional shares of any Fremont Insurance capital stock; any issuance of any Fremont Insurance capital stock for services; the exercise of any Fremont Insurance capital stock rights, warrants, or subscriptions; a public offering of any Fremont Insurance capital stock; and the sale, exchange, transfer by gift, or other disposition of any Fremont Insurance capital stock to be received by Holding Company in the Conversion and related transactions, Holding Company will own 100 percent of Fremont Insurance immediately after the Conversion.

26.	There is no plan or intention on the part of the Fremont Insurance to redeem or otherwise reacquire any Fremont Insurance capital stock to be issued in the Conversion and the related transactions that would cause Holding Company to own less than 100 percent of Fremont Insurance after the Conversion.

27.	Fremont Insurance will not be classified as an investment comfany within the meaning of section 351(e)(1) and Treas. Reg. Section 1.351-I(c)(I)(ii).[5]

5	An investment company is defined as: (a) a regulated investment company, (b) a real estate investment trust, or (c) a corporation more than 80% of the value of whose assets (excluding cash and non-convertible debt obligations from consideration) are held for investment and are readily marketable stocks or securities, or interest in regulated investment companies or real estate investment trusts. Stocks and securities will be considered readily marketable if they are traded on a security exchange or traded or quoted regularly in the over-the-counter market.

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28.	Fremont Mutual is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A).

29.	Each policy of insurance issued by Fremont Mutual and in force on the Effective Date will remain in force as a policy issued by the Fremont Insurance in accordance with the terms of such policy, except that, as of the Effective Date: (i) all voting rights (if any) of the holder of such policy will be extinguished, (ii) all rights of the holders of such policy to share in the surplus upon the liquidation of Fremont Insurance (if any) shall be extinguished, and (iii) all rights to receive policyholder dividends, if and when declared, will be extinguished.

30.	Holding Company will not make any election under section 338 in connection with its acquisition of the stock of Fremont Insurance.

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